

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 15, 2009

Via U.S. Mail and facsimile to (703)378-7210

Paul M. Harbolick, Jr.
Executive Vice President and Chief Financial Officer
Alliance Bankshares Corporation
14200 Park Meadow Drive
Suite 200 South
Chantilly, VA 20151

   RE: Alliance Bankshares Corporation
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed April 15, 2009
     File No. 000-49976

Dear Mr. Harbolick,

  We have completed our review of your Form 10-K and have no further comments at this time.

        Sincerely,

        Kevin W. Vaughn
        Accounting Branch Chief